Exhibit 10.6

EXECUTION COPY

ETHANOL MARKETING AGREEMENT

THIS ETHANOL MARKETING AGREEMENT (the “Agreement”) is made and entered into as of the 25th day of September, 2006 (the “Effective Date”), by and between CARGILL, INCORPORATED (“Cargill”) and Pioneer Trail Energy, LLC (“Producer”), collectively referred to hereinafter as “Parties” or individually as a “Party”.

RECITALS

WHEREAS, Cargill markets and distributes Ethanol (as defined below); and

WHEREAS, Producer will produce Ethanol upon construction and start-up of a commercial facility at Wood River, Nebraska that will produce denatured fuel-grade ethanol (the “Facility”), which Facility is anticipated to produce approximately 115 million net gallons per year; and

WHEREAS, Cargill desires to market and distribute Producer’s Ethanol; and

WHEREAS, Cargill and Producer have executed that certain Master Agreement of even date herewith (the “Master Agreement”); and

NOW, THEREFORE, in consideration of the foregoing, the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows.

AGREEMENT

1. MARKETING.

1.1 Exclusivity. Producer hereby agrees to sell to Cargill, and Cargill agrees to purchase and market, 100% of Producer’s production of denatured fuel-grade ethanol (“Ethanol”) produced at the Facility, including any expansion or increase in capacity at the Facility. Producer agrees that Cargill will be the exclusive marketer of Producer’s Ethanol and that Producer will not market any Ethanol during the term of this Agreement. Notwithstanding any other provision of this Agreement, in the event Cargill delivers to Producer written notice of a Force Majeure as provided in Section 3(b) of the Master Agreement, Producer may, upon delivery of written notice to Cargill but subject to the terms of the Confidentiality Agreement, market, either directly or indirectly, the Ethanol produced or stored at the Facility during the expected duration of the Force Majeure, as determined in consultation with Cargill.

1.2 Marketing Objectives. Cargill and Producer shall consult regularly with respect to Cargill’s marketing efforts and strategies for Producer’s Ethanol purchased by Cargill. Once each quarter during the term of this Agreement, Cargill shall provide to Producer for its review and comment a Marketing Plan (the “Marketing Plan”). The Marketing Plan shall be f.o.b. market-driven, detailed to terminal and sales book and position to maintain (i.e., index versus fixed, or forward). The Marketing Plan shall not be binding on either Party, and Producer shall have the right to review and discuss the Marketing Plan with Cargill. Once each week during the term of this Agreement, Cargill shall provide Producer with a report (in a form to be agreed upon by the Parties not less than thirty (30) days prior to the Projected Date of First Delivery) that shall include fixed price, index price, total sales, and storage information relating to (a) Ethanol in the Marketing Pool Program (as described in Section 9), if Producer has elected to participate in the Marketing Pool Program; or (b) Producer’s Ethanol, if Producer has elected not to participate in the Marketing Pool Program. Producer intends to use this weekly report to update its ethanol position sheet (“EPS”) and as a basis for potentially entering into hedging transactions with third parties. Producer shall provide its EPS to Cargill, and Cargill shall use the EPS as a source of sales guidance for selling up to a given quantity of Ethanol at certain price intervals for a specified delivery period. Producer agrees that it will not share any competitively sensitive information provided by Cargill (including without limitation information related to Ethanol prices, marketing plans, and ongoing or proposed customer negotiations) with Producer’s Affiliates, if any, which compete with Cargill for sales of ethanol. The EPS shall not be binding on either Party.

1.3 Final Authority; Long Term Sales Agreements. Notwithstanding anything to the contrary herein but without limiting the obligations of Cargill hereunder, Cargill shall have the authority to make final determinations with respect to all marketing and sales decisions and strategies, and Producer agrees to accept such determinations; provided, however, that Producer’s consent (not to be unreasonably withheld or delayed) shall be required prior to Cargill entering into any long-term sales agreement for Producer’s Ethanol. For purposes this Article, a “long-term sales agreement” shall be a sales agreement for Producer’s Ethanol with a term in excess of twelve calendar months.

1.4 Agency Sales. In the event Cargill proposes to market Producer’s Ethanol to a third party pursuant to a long-term sales agreement, Cargill shall enter into a contract for the sale of such Ethanol to such third party as agent for Producer pursuant to which Cargill shall assume the credit risk under such third party contract and bear all sales, marketing, logistic services/management costs and collection costs after the Ethanol produced at the Facility passes across the Title Transfer Point.

2. MASTER AGREEMENT. The terms and conditions of the Master Agreement are hereby incorporated herein by reference. To the extent any provision of the Master Agreement conflicts with a provision contained herein, the provision contained herein will control. Terms capitalized but not defined in this Agreement shall have the meanings ascribed to them by the Master Agreement.

3. PRICE AND COMMISSION.

3.1 Marketing Pool Program Price and Commission. For Ethanol marketed pursuant to the Marketing Pool Program, Cargill shall pay Producer for its Ethanol in accordance with the terms set forth in Exhibit A. Producer shall pay Cargill a commission for its Ethanol marketing as provided in Exhibit A. Cargill shall deduct this commission as provided in Exhibit A.

3.2 Non-Marketing Pool Program Price and Commission. For Ethanol not marketed pursuant to the Marketing Pool Program, Cargill shall pay Producer for its Ethanol in accordance with the terms set forth in Exhibit B. Producer shall pay Cargill a commission for its Ethanol marketing as calculated in Exhibit B. Cargill shall deduct this commission as provided in Exhibit B.

3.3 Minimum Annual Commission. In the event the Ethanol production at the Facility does not equal 82.5 million gallons per Contract Year (i.e., a twelve month period beginning on the Projected Date of First Delivery and each anniversary of such date), Producer will, promptly upon Cargill’s demand, pay to Cargill an amount equal to the deficiency volume in such Contract Year (i.e., 82.5 million gallons less the number of gallons actually produced during such Contract Year and provided to Cargill for removal), multiplied by Cargill’s average selling price for Producer’s Ethanol during such Contract Year, multiplied by 1%.

3.4 Commission Adjustment. On the fifth (5th) anniversary of the Effective Date of this Agreement, upon the written request of either Party, the Parties shall negotiate in good faith an adjustment to the commission to take into account changes in market conditions, operating conditions or costs, including overhead costs, inflation or other factors; provided, however, that in the event the Parties are unable to agree to any such adjustments within thirty (30) days following commencement of such negotiations, no adjustment to the commission will be made.

4. PAYMENT AND STORAGE.

4.1 Payment Procedures. Producer shall invoice Cargill for the Ethanol Volume shipped to Cargill at the Title Transfer Point within one Cargill Working Day of such shipment. Cargill shall pay Producer for Ethanol invoiced by Producer to Cargill, in accordance with the formula set forth in Exhibit A or Exhibit B, depending upon which formula is applicable, not later than ten (10) Cargill Working Days from the date Producer invoiced Cargill. “Cargill Working Day” means Monday, Tuesday, Wednesday, Thursday or Friday except for Cargill Holidays. “Cargill Holidays” are New Years Day, Presidents Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving Day, the day after Thanksgiving Day, Christmas Eve Day and Christmas Day (or, with respect to Christmas, the Cargill Holidays may differ from actual Christmas Eve Day and Christmas Day if such days fall on a weekend).

4.2 Storage Calculation. Producer acknowledges that Cargill may place its Ethanol in storage rather than selling it to customers due to market conditions. As a result, Cargill may not pay Producer in a given month for all of the Ethanol that Producer delivers to Cargill in such month. If Cargill places any Ethanol from participants in the Marketing Pool Program into storage in a given month (including, without limitation, Producer’s Ethanol production in such month pursuant to Producer’s election to participate in the Marketing Pool Program), a pro-rata share of Producer’s Ethanol will be considered to be placed in storage for purposes of calculating Cargill’s payment to Producer for such month. For example, assume that (a) participants in the Marketing Pool Program deliver 10 million gallons of Ethanol to Cargill in a month, (b) Cargill places 2 million gallons of such Ethanol into storage, and (c) Producer delivered 1 million gallons of Ethanol to Cargill in such month. Cargill would pay Producer for 800,000 gallons of Ethanol in such month and Cargill would pay Producer for the remaining 200,000 at a later date when Cargill invoiced such Ethanol to its customers.

4.3 Storage Approval Rights. Notwithstanding the foregoing, if, following consultation with Cargill in accordance with Section 1.2, Producer desires that the Ethanol be sold to customers rather than placed in storage, (a) Cargill, at its option, shall either (x) sell such Ethanol to its customers rather than placing it in storage, or (y) place such Ethanol in storage and pay to Producer the current fair market value of such Ethanol as determined by the Parties, which value shall be deemed to be the “Delivered Price” (for purposes of Exhibit B) for such Ethanol; and (b) Cargill shall, with respect to such Ethanol, be relieved of the obligation imposed by Section 10.1 to maximize the Ethanol price and achieve the best available return to Producer. If Producer consents to such storage, then the cost of transportation to and from storage and the cost of maintaining such outside storage shall be considered Accessorial Charges and Producer shall be responsible for reimbursing Cargill for such Accessorial Charges in accordance with Section 5.

5. COSTS, TITLE AND RISK OF LOSS. Except as otherwise provided in this Agreement, Cargill will bear all sales, marketing, logistics services/management costs and collection costs after the Ethanol produced at the Facility passes across the inlet flange into railcars or tank trucks at the Facility (“Title Transfer Point”). Title and risk of loss to the Ethanol shall transfer from Producer to Cargill at the Title Transfer Point. Until such time, Producer shall be deemed to be in control of and in possession of and shall have title to and risk in the Ethanol. Cargill shall also assume responsibility for payment of Accessorial Charges (as defined in Exhibit A or Exhibit B, depending on which pricing formula is applicable) to third parties; provided, however, that Producer agrees that, except as specified in the next succeeding sentence, Cargill shall deduct and setoff the Accessorial Charges from and against payments due to Producer by Cargill. In the event any specific Accessorial Charge (as evidenced in writing) exceeds $150,000, Cargill may demand, in writing, that Producer reimburse Cargill for such Accessorial Charge, in which case Producer shall reimburse Cargill as aforesaid within two (2) Cargill Working Days of receipt of Cargill’s demand.

6. LOGISTICS AND TRANSPORTATION; FACILITY STORAGE.

6.1 Logistics and Transportation. Cargill shall perform certain logistics functions for Producer relating to its Ethanol, including the arranging of rail and truck freight, bills of lading, and scheduling pick-up appointments, provided that Producer shall be a party to, or a third party beneficiary of, each rail or truck transportation agreement. Transportation by truck may be provided at Cargill’s discretion. Cargill shall determine the method of transporting the Ethanol to third parties. Notwithstanding anything to the contrary herein, Producer shall be solely responsible for any damage to any trucks, railcars, or equipment caused by its acts or omissions. Further, Producer agrees that it shall be solely responsible for furnishing a minimum of 275 tank railcars to service the Facility and transport Ethanol via rail to third parties, including all costs and expenses incident thereto. Producer shall use the following product description for Department of Transportation Hazardous Materials shipments: “Alcohols, n.o.s., (Ethanol, gasoline) 3, UN1987, PGII”. Producer shall provide such information on each bill of lading. Each bill of lading will also state that the Ethanol contains an approved corrosion inhibitor. Producer shall maintain the truck and railcar loading facilities in safe operating condition in accordance with normal industry standards and will visually inspect all trucks and railcars to ensure: (a) their cleanliness so as to avoid adulteration and contamination; (b) that such trucks and railcars are properly sealed and contain all necessary safety devices and placards; and (c) that such trucks and railcars are in a condition suitable for loading and transporting the Ethanol under applicable law.

6.2 Facility Storage. Producer shall at all times provide storage at the Facility for Ethanol, in an amount not less than 3 million gallons at any one time, at no cost to Cargill. Cargill shall schedule for removal by truck or railcar the actual quantity of Ethanol produced by Producer less the amount of Ethanol that Cargill requests Producer to store at the Facility. Due to limited storage at the Facility, and subject to the terms and conditions of the railcar exchange agreement to be entered into between the Parties, Cargill shall use commercially reasonable efforts to arrange transportation and deliveries of Ethanol so that excess inventories do not limit Ethanol production at the Facility.

7. QUALITY.

7.1 Ethanol Specifications. Producer covenants that at all times during the term of this Agreement it shall produce Ethanol that meets the specifications (“Specifications”) set forth in Exhibit C, as amended by Cargill from time to time based upon market requirements and upon reasonable notice to Producer. Cargill shall have the right (but not the obligation) to test each shipment of Ethanol to ascertain that the Specifications are being met under the testing procedures set forth in Exhibit D. Prior to the shipment of Ethanol to Cargill, Producer shall fax or send by e-mail transmission a certificate of analysis to Cargill for each shipment of Ethanol to a designated Cargill employee.

7.2 Settlement of Specification Claims. In the event the Ethanol does not meet the Specifications when delivered to the Title Transfer Point, Cargill may, in its sole discretion, (a) reject such Ethanol and require Producer to promptly replace such non-conforming Ethanol with Ethanol that complies with the Specifications; or (b) accept the Ethanol for marketing and adjust the price based on market demand, to reflect the inferior quality. If Cargill rejects any non-conforming Ethanol, Cargill will use commercially reasonable efforts to assist Producer in identifying a use or market for the non-conforming Ethanol, which may include sale of the non-conforming Ethanol in industrial markets or reprocessing in the Facility.

7.3 Samples, Preservation, and Claims. Producer shall take original, sealed and numbered samples of all Ethanol prior to loading at the Title Transfer Point. Cargill shall be entitled to witness the taking of samples. Producer will label these samples to indicate date of delivery and the truck or railcar number. Producer will retain these samples for six (6) months or such longer period as may be required by applicable law, and shall send one sample to Cargill immediately upon Cargill’s request.

7.4 Denaturants. Producer shall use natural gasoline denaturant (or other denaturant source mutually agreed upon by the Parties) that meets the specifications set forth in Exhibit E.

7.5 Corrosion Inhibitor. Producer shall use Innospec Specialty Chemicals DCI-11 Corrosion Inhibitor at the supplier’s recommended treatment rate.

7.6 Quarterly Testing Requirements. Producer shall participate in the Magellan Midstream Partners Pipeline Quarterly Recertification Program administered by Magellan Midstream Partners Laboratory Services (or its successor) at its sole cost and expense. Producer will report the results of the program to Cargill on a quarterly basis.

7.7 Customer Claims. If any customer makes a claim against Cargill as a result of Producer’s Ethanol failing to meet the Specifications, Producer shall indemnify Cargill against any damages or losses that it incurs as a result of such claim; provided, that Producer shall not be required to indemnify Cargill for such claims to the extent (i) the Ethanol conformed in all respects with the Specifications at the Title Transfer Point; (ii) the railcar or truck used to transport the Ethanol from the Facility was in a clean and sanitary condition, compliant with all applicable laws and regulations and suitable for the loading and transportation of Ethanol; and (iii) the seals on the railcar or truck used to transport the Ethanol from the Facility were in good working order and were properly sealed prior to leaving the Facility. Producer’s liability for such claims shall not be subject to the limitations set forth in Section 8 of the Master Agreement.

8. QUANTITY.

8.1 Purchase of Ethanol. Subject to the terms and conditions of this Agreement, Cargill shall purchase from Producer all of the Ethanol produced at the Facility. In the event that Producer increases the capacity of the Facility pursuant to the installation of new or additional equipment, upon reasonable notice to Cargill, such additional volume shall be added to this Agreement and purchased by Cargill pursuant to the terms of this Agreement. On the first Cargill Working Day of each month (commencing on the month during which the Projected Date of First Delivery is to occur) Producer shall notify Cargill of its scheduled production, determined by Producer in good faith on a monthly basis, for the upcoming three (3) month period (the amount scheduled for each month in such production schedule notice being called the “Scheduled Monthly Production”). Once the Scheduled Monthly Production has been established for a month, Producer may increase but may not reduce the Scheduled Monthly Production for such month in a subsequent production schedule notice unless the reduction will not cause or result in a breach by Cargill of sales commitments it has made with respect to the month or Cargill otherwise approves such reduction. Producer shall notify Cargill of anticipated production downtime or disruption in Ethanol availability at least three (3) months in advance of such outage.

8.2 Date of First Delivery. Producer shall notify Cargill, in writing, at least thirty (30) days prior to the date it expects to make first delivery of Ethanol to Cargill (the “Projected Date of First Delivery”). Additionally, Producer shall provide a best estimate of production on a daily basis for the six (6) month period following the date of first delivery. For the avoidance of doubt, Cargill shall not be obligated to enter into sales agreements for Ethanol or arrange for any rail or truck freight until Producer has provided Cargill with written notice of the Projected Date of First Delivery.

8.3 Failure to Produce/Deliver. In the event Producer fails to produce Ethanol in accordance with the Scheduled Monthly Production for a month for reasons other than an event of Force Majeure (as defined in Section 3 of the Master Agreement) affecting Producer or a default by Cargill, and as a result Cargill is required to purchase ethanol from third parties to meet previous Ethanol sale commitments that are based upon the Scheduled Monthly Production for the month, Cargill may charge Producer, and Producer shall promptly pay to Cargill, an amount equal to the deficiency volume multiplied by the positive difference (if any) between the per gallon price of replacement ethanol and the price per gallon that Cargill would have paid to Producer for such Ethanol under this Agreement, plus Cargill’s commission on the deficiency volume, as set forth in Exhibit A or Exhibit B, as applicable.

8.4 Quantity Measurement. The quantity of Ethanol delivered to Cargill shall be established by outbound meter tickets obtained by Producer and expressed in net temperature-corrected gallons in accordance with standards commonly used within the industry in the United States of America. The meter tickets shall be obtained from meters which are certified as of the time of loading and which comply with all applicable laws, rules, and regulations. The outbound meter tickets shall be determinative in absence of manifest error (greater than 0.5% variation) of the quantity of Ethanol for which Cargill is obligated to pay. In the event of manifest error, the Parties will try to resolve such dispute on a commercial level. If the Parties cannot resolve the dispute in such manner, the Parties will resolve the dispute in accordance with Section 6 of the Master Agreement. At Cargill’s request, Producer shall provide Cargill with documentation of the Facility’s Ethanol Production.

8.5 Cargill Force Majeure Event Indemnity. Producer agrees to indemnify and hold harmless Cargill, its Affiliates and their respective officers, directors, employees, agents, shareholders and representatives with respect to any claim by the intended purchaser of Producer’s Ethanol for a breach of Cargill’s delivery obligations arising in connection with Cargill’s exercise of its force majeure rights upon the occurrence of an event of Force Majeure affecting Producer, provided that Producer shall not be required to so indemnify if, and only if, Cargill (a) failed to issue it standard form sales contract to such intended purchaser containing the force majeure provisions described in Exhibit F hereto (as such force majeure provisions may be amended from time to time by Cargill with the consent of Producer, such consent not to be unreasonably withheld, delayed or conditioned); and (b) did not otherwise have a negotiated supply agreement with such intended purchaser containing force majeure provisions reasonably acceptable to Producer. At Cargill’s option, Producer shall be required at its expense to defend Cargill with counsel reasonably acceptable to Cargill in connection with any such third-party claim to the extent the indemnity contained in this Section 8.5 applies.

9. MARKETING POOL PROGRAM.

9.1 Marketing Pool Program Ethanol. Cargill currently markets ethanol for third parties pursuant to an arrangement whereby ethanol produced by Cargill and such third parties are placed into a common marketing pool and all parties participating in the pool receive the same Net Price for ethanol (the “Marketing Pool Program”). Producer’s Ethanol shall be placed in the Marketing Pool Program unless Producer provides Cargill with notice that it has elected to not participate in the Marketing Pool Program, as further described in Section 9.2. Cargill shall use reasonable commercial efforts to keep Producer apprised of third party entrances in, and withdrawals from, the Marketing Pool Program.

9.2 Marketing Pool Opt Out. Producer may discontinue participation in the Marketing Pool Program by giving written notice to Cargill to that effect at least six (6) months prior to the beginning of the Contract Year (i.e., a twelve month period beginning on the Projected Date of First Delivery and each anniversary of such date); provided, however, to the extent that Cargill has made contractual commitments for the sale of Ethanol based upon Producer’s participation in the Marketing Pool Program, Producer shall continue to participate in the Marketing Pool Program for not less that eighteen (18) months after the date of delivery of its notice to discontinue participation to the extent necessary to fulfill Producer’s pro rata share of such contractual commitments made by Cargill to third parties.

10. MARKETING EFFICIENCIES.

10.1 Standard of Care. Cargill agrees to market Producer’s Ethanol using the same standards it uses to market its own Ethanol production and the Ethanol production of third parties for whom Cargill provides ethanol marketing services to (a) maximize the Ethanol price and minimize freight and other costs relevant to Ethanol sales and (b) achieve the best available return to Producer (and where Producer has opted into the Marketing Pool Program, the other participants in the Marketing Pool Program, including Cargill in its capacity as an Ethanol producer), subject to relevant market conditions; provided, however, that Cargill shall not be obligated to hedge indexed sales of Ethanol for Producer. Producer acknowledges that Cargill will use its reasonable judgment in making decisions related to the quantity and price of Ethanol marketed under this Agreement, in light of varying freight and other costs, and the fact that Cargill may sell and market Ethanol on its own account and/or on the account of third parties into the same markets where Cargill sells Producer’s Ethanol.

10.2 Conflict of Interest. In light of the inherent uncertainties associated with marketing ethanol in the relevant markets, Producer waives any claim of conflict of interest against Cargill for failure to use commercially reasonable efforts to maximize the Ethanol price, minimize freight and other costs relevant to Ethanol sales, or to achieve the best available return to Producer to the extent such claims relate to any such conflict of interest or alleged preference to third parties for whom Cargill provides ethanol marketing services; provided, however, that Producer does not waive its right to terminate this Agreement for any such conflict of interest that directly results in material quantifiable pecuniary loss to Producer. If Cargill disputes the existence or impact of the conflict of interest, Producer and Cargill shall follow the dispute resolution procedures set forth in Section 6 of the Master Agreement in order to determine whether Producer may terminate this Agreement, and Cargill and Producer shall continue to perform their obligations under this Agreement in good faith during the pendency of such dispute resolution proceedings.

10.3 Purchase by Cargill. Cargill and Producer may, from time to time, mutually agree that Cargill will purchase certain quantities of Producer’s Ethanol for Cargill’s account by paying to Producer the current fair market value of such Ethanol as determined by the Parties, which value shall be deemed to be the “Delivered Price” (for purposes of Exhibit B) for such Ethanol. Cargill shall, with respect to such Ethanol, be relieved of the obligation imposed by Section 10.1 to maximize the Ethanol price and achieve the best available return to Producer.

11. TERM. The term of this Agreement is ten (10) years, commencing as of the Effective Date.

12. EVENTS OF DEFAULT.

12.1 Cargill Event of Default. The following shall constitute events of default on the part of Cargill (each, a “Cargill Event of Default”) under this Agreement:

a)

Cargill fails on three (3) separate occasions within any twelve (12) month period to purchase Ethanol in accordance with Section 1.1 under circumstances where such breach or failure is not excused by this Agreement, including by a Force

Majeure condition; provided, however, that any such breach or failure shall not constitute a triggering occurrence hereunder unless such breach or failure causes Producer to shut down or suspend operations at the Facility due to excess quantities of Ethanol at the Facility, and Producer has provided Cargill with written notice of each such breach or failure;

b)

Cargill fails to pay any amount that is due to Producer under this Agreement that is not excused by this Agreement, and (i) Producer provides written notice to Cargill of such failure, and (ii) Cargill fails to pay to Producer such past-due amount (plus amounts payable pursuant to Section 12.3(a)(i), if any) within seven (7) days of Cargill’s receipt of such confirmation.

c)

willful misconduct by Cargill in the performance of its obligations hereunder and Producer provides Cargill with written notice of such incident where (i) such willful misconduct has a Material Adverse Effect on Producer or the Facility; and (ii) such willful misconduct is done under the direction of or otherwise sanctioned by an officer of Cargill within the Cargill Corn Milling North America Business Unit; or

d)

Cargill files a voluntary petition in bankruptcy, has filed against it an involuntary petition in bankruptcy, makes an assignment for the benefit of creditors, has a trustee or receiver appointed for any or all of its assets, is insolvent or fails or is unable to pay its debts generally when due, in each case where such petition, appointment or insolvency is not dismissed, discharged or remedied, as applicable, within sixty (60) days.

12.2 Producer Event of Default. The following shall constitute events of default on the part of Producer (each, a “Producer Event of Default”) under this Agreement:

a)

Producer fails to pay any amount that is due to Cargill under this Agreement that is not excused by this Agreement, and (i) Cargill provides written notice to Producer of such failure, and (ii) Producer fails to pay to Cargill such past-due amount (plus amounts payable pursuant to Section 12.3(a)(i), if any) within seven (7) days;

b)

willful misconduct by Producer in the performance of its obligations hereunder and Cargill provides Producer with written notice of such incident where (i) such willful misconduct has a Material Adverse Effect on Cargill; and (ii) such willful misconduct is done under the direction of or otherwise sanctioned by an officer of Producer; or

c)

Producer files a voluntary petition in bankruptcy, has filed against it an involuntary petition in bankruptcy, makes an assignment for the benefit of creditors, has a trustee or receiver appointed for any or all of its assets, is insolvent or fails or is unable to pay its debts generally when due, in each case where such petition, appointment or insolvency is not dismissed, discharged or remedied, as applicable, within sixty (60) days.

12.3 Remedies and Procedures.

a) Remedies for Breach Not Constituting an Event of Default. In the event that either Party breaches or fails to perform any commitment or obligation contained herein, under circumstances where such breach or failure does not constitute a Cargill Event of Default or a Producer Event of Default (each, as the context requires, an “Event of Default”), and such breach or failure is not excused by this Agreement, including by a Force Majeure condition, the other Party (the “Non-Defaulting Party”) may exercise any remedy or right specified in the Master Agreement or this Agreement in connection with such breach or failure. In addition, and without limiting the foregoing:

i) in the event either Party fails to pay any amounts due to the other Party when due, the Non-Defaulting Party shall be entitled to charge and receive interest accrued on the unpaid amount from the date it was due until the date actually paid at the Default Rate;

ii) if a Party breaches or fails to perform in any material respect any of its commitments or agreements contained in this Agreement, the defaulting Party shall be liable to the Non-Defaulting Party for Damages arising out of or resulting from such breach as provided in Section 8 of the Master Agreement (subject to the Non-Defaulting Party’s duty to mitigate its Damages); provided, however, in the event of a material breach by Cargill hereunder of its obligation to purchase or market Ethanol, the measure for Damages arising from such breach shall include the loss of revenues suffered by Producer as a result of such breach, so long as (A) the Damages payable under this proviso in connection with each such breach, on a per occurrence basis, exceed Ten Thousand Dollars ($10,000) and (B) such Damages payable exclude Damages to the extent arising out of breaches by third parties under the rail and truck transportation agreements referred to in Section 6.1. For the avoidance of doubt, the amount of revenues lost shall be calculated by reference to the average price of Ethanol from the Facility sold by Cargill to its customers for the 7-day period ending on the date of the breach; and

iii) if a Party breaches or fails to perform in any material respect any of its commitments or agreements contained in any Principal Document, and such breach or failure is of a continuing nature, the Non-Defaulting Party may (A) request the defaulting Party, as a condition of continuing its performance under this Agreement, to provide adequate assurance of performance of the defaulting Party’s obligations under this Agreement; and/or (B) seek injunctive relief.

b) Remedies for Events of Default. Upon the occurrence of an Event of Default that has not been waived by the Non-Defaulting Party, the Non-Defaulting Party shall have all of the following rights and remedies in addition to the rights and remedies specified in Section 12.3(a) above, which may be exercised in such order or combination as such Non-Defaulting Party may determine: (i) terminate this Agreement, or (ii) subject to the limitations set forth in Section 8(c) of the Master Agreement (relating to consequential damages), pursue any other remedies available at law or in equity.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Ethanol Marketing Agreement to be executed by its respective duly authorized representative as of the day and year first above written.

CARGILL, INCORPORATED		PIONEER TRAIL ENERGY, LLC
By:	/s/ Brian E. Silvey	By:	/s/ Scott H. Pearce

Name:	Brian E. Silvey	Name:	Scott H. Pearce

Title:	Vice President	Title:	Authorized Representative

EXHIBIT A

Pricing Formula – Marketing Pool Program Ethanol

The pricing terms for Cargill’s marketing of Producer’s Ethanol are as follows:

Net Price = Average Delivered Price less Average Accessorial Charges less Average Freight Costs

Gross Proceeds = Net Price multiplied by Ethanol Volume

Cargill Commission = 1% of Gross Proceeds

Payment to Producer = Gross Proceeds less Cargill Commission

The Parties acknowledge that Cargill will pay Producer for its Ethanol within ten (10) Cargill Working Days from the date that Producer invoices Cargill for such Ethanol, despite the fact that the calculation of the Average Delivered Price, Average Accessorial Charges, and Average Freight Costs is performed by Cargill on a monthly basis. The Parties agree that, notwithstanding anything else in the Agreement to the contrary, the payment by Cargill to Producer of the invoice price within ten (10) Cargill Working Days is a provisional price. At the end of each month, Cargill will calculate the Average Delivered Price, Average Accessorial Charges, and Average Freight Costs in order to arrive at the final Marketing Pool Program price for such month. If the final Marketing Pool Program price for such month is greater than the provisional price paid by Cargill to Producer, Cargill will remit the difference to Producer. If the final Marketing Pool Program price for such month is less than the provisional price paid by Cargill to Producer, Producer will promptly remit the difference to Cargill, or Cargill will offset the total amount against other amounts due to Producer from Cargill.

Definitions:

Accessorial Charges: Charges imposed by third parties for the movement and storage of Ethanol produced by Cargill, Producer, or Marketing Pool Program participants including, without limitation, taxes, storage charges, switching charges, and weighing charges. Demurrage charges and detention charges incurred on loaded railcars shall be for Cargill’s account, except to the extent such charges are caused by the act or omission of Producer, in which case such charges shall be for Producer’s account.

Average Accessorial Charges: Accessorial Charges in a given month divided by the number of gallons of Ethanol that Cargill shipped from all Marketing Pool Program participants (including, without limitation, Cargill and Producer) in such month as evidenced by Cargill’s bills of lading for such shipments.

Average Delivered Price: Total sales dollars (based on delivered price) invoiced by Cargill for Ethanol in the Marketing Pool Program in a given month divided by the number of gallons of Ethanol sold from the Marketing Pool Program in such month. Delivered price and number of gallons will be determined from Cargill invoices to customers in such month.

Average Freight Costs: Total out-of-pocket freight costs incurred by Cargill to transport Marketing Pool Program Ethanol shipped by Cargill in a given month divided by the total volume of Marketing Pool Program Ethanol shipped in such month.

Ethanol Volume: Volume of Ethanol shipped by Producer to Cargill in a month multiplied by the volume of Ethanol sold by Cargill in such month as evidenced by invoiced sales from Ethanol produced by Marketing Pool Program participants, divided by the volume of Ethanol shipped to Cargill by participants in the Marketing Pool Program in such month.

EXHIBIT B

Pricing Formula – Non-Marketing Pool Program Ethanol

The pricing terms for Cargill’s marketing of Producer’s Ethanol are as follows:

Net Price = Delivered Price less Accessorial Charges less Freight Costs

Gross Proceeds = Net Price multiplied by Ethanol Volume

Cargill Commission = 1% of Gross Proceeds

Payment to Producer = Gross Proceeds less Cargill Commission

The Parties acknowledge that Cargill will pay Producer for its Ethanol within ten (10) Cargill Working Days from the date that Producer invoices Cargill for such Ethanol, despite the fact that actual Accessorial Charges and Freight Costs may not be determined during such timeframe. Accordingly, Cargill will pay Producer based on the actual Delivered Price less estimated Accessorial Charges and Freight Costs. Once the actual Accessorial Charges and Freight Costs for each shipment are known, Cargill will true-up the difference with Producer based on the actual, as opposed to the estimated, amounts. If the actual Accessorial Charges and Freight Costs are less than the estimated Accessorial Charges and Freight Costs, Cargill will remit the difference to Producer. If the actual Accessorial Charges and Freight Costs are greater than the estimated Accessorial Charges and Freight Costs, Producer will remit the difference to Cargill, or Cargill will offset the total amount against other monies due to Producer from Cargill.

Definitions:

Accessorial Charges: Charges imposed by third parties for the movement and storage of Producer’s Ethanol, including without limitation taxes, storage charges, switching charges, and weighing charges. Demurrage charges and detention charges incurred on loaded railcars shall be for Cargill’s account, except to the extent such charges are caused by the act or omission of Producer, in which case such charges shall be for Producer’s account.

Delivered Price: Sales dollars invoiced by Cargill for Producer’s Ethanol, as evidenced by Cargill’s invoices to its own customers.

Freight Costs: Out-of-pocket freight costs incurred by Cargill to transport Producer’s Ethanol.

Ethanol Volume: Volume of Ethanol shipped from Producer’s Facility to Cargill (other than Ethanol put in storage pursuant to Section 5.3).

EXHIBIT C

Specifications

Quality Parameter	Specification	ASTM Test Method	Testing Frequency

Methanol, volume %, maximum	0.5	D5501	Every Lot
Ethanol, volume %, minimum	92.7	D5501	Every Lot
Denaturant, vol %	1.96-4.76		Every Lot
Water, weight %, maximum	0.820	E203	Every Lot
Acidity (as acetic acid), weight %, maximum	0.0070	D1613	Every Lot
Inorganic Chloride contact, mass ppm (mg/L), maximum	40(32)	D512, modified	Quarterly
Copper content, mg/kg (mg/L), maximum	0.10 (0.08)	D1688	Quarterly
Solvent Washed Gum, mg/100mL, maximum	5.0	D381	Quarterly
pHe	6.5 - 9.0	D6423	Every Lot
Specific Gravity	0.78393-0.79718	ASTM D4052	Every Lot
API Gravity	46.0 – 49.0	Converted from Specific Gravity	Every Lot
Sulfur, ppm, max	10	D5453	Every Lot
Benzene, volume %, maximum	0.06	D5580 (test denaturant)	Quarterly
Olefins, volume %, maximum	0.5	D6550 (test denaturant)	Quarterly
Aromatic Hydrocarbons, volume %, maximum	1.7	D5580 (test denaturant)	Quarterly
Appearance	Visibly free of suspended or precipitated contaminants (clear and bright)	Visual Inspection	Every Lot

BP requires that all Ethanol meet a minimum Saybolt color of 25. The appropriate test method is ASTM D156 Test Method for Saybolt Color of Petroleum Products. If Producer’s Ethanol is sold to BP, Producer shall demonstrate compliance with this specification prior to shipment.

All Ethanol produced by Producer shall contain a natural gasoline denaturant (or other denaturant source mutually agreed upon by the Parties) at a concentration of 1.96% volume minimum, 4.76% volume maximum.

All Ethanol produced by Producer shall contain a corrosion inhibitor added at a treat rate of up to 30 PTBE.

All Ethanol shall be visually free of sediment and suspended matter, and shall be clear and bright at the ambient temperature or 21°C (70°F), whichever is higher.

Benzene, Olefins and Aromatic Hydrocarbons concentrations are determined by testing the denaturant and multiplying the results by the percentage of denaturant added.

Other requirements per (a) ASTM D4806, including without limitation the requirement that the Ethanol be free of any adulterant or contaminant that may render the Ethanol unacceptable for its commonly used applications, and (b) the Code of the State of California and regulations promulgated thereunder.

EXHIBIT D

Testing Procedures

Cargill Testing Procedures: Every sample of Ethanol taken by Cargill for testing shall be split, with each portion tested at different laboratories or tested at the same laboratories by identical testing equipment by different personnel. The results of both tests shall be utilized in determining quality. In the event both tests are indicative of inferior quality according to the foregoing specifications, the provision of Section 7 of this Agreement may be invoked.

Quality Parameters Tested Every Batch Lot by Producer

ASTM Test Number	Test Method Name

D1613	Test Method for Acidity in Volatile Solvents and Chemical Intermediates Used in Paint, Varnish, Lacquer and Related Products
D4052	Test Method for Density and Relative Density of Liquids by Digital Density Meter
D5501	Test Method for the Determination of Ethanol, Denatured Fuel Ethanol and Fuel Ethanol (Ed75-Ed85)
D6423	Test Method for the Determination of pHe of Ethanol, Denatured Fuel Ethanol and Fuel Ethanol (Ed75-Ed85)
E203	Test Method for Water Using Volumetric Karl Fischer Titration

Quality Parameters Tested and Reported Quarterly by Producer

ASTM Test Number	Test Method Name

D381	Test Method for Gum Content in Fuels by Jet Evaporation
D512	Test Methods for Chloride Ion in Water (modified)
D1688	Test Methods for Copper in Water
D5453	Test Method for Total Sulfur in Light Hydrocarbons, Motor Fuels and Oils by Ultraviolet Fluorescence

EXHIBIT E

Natural Gasoline Denaturant Specifications

Parameter	Specification	Test Method

RVP	less than 14.0	ASTM D323
Total Sulfur	Less than 50.0 ppm	ASTM D5453
Benzene	1.1 % vol max	ASTM D5580
Total Aromatics	35 % vol max (including benzene)	ASTM D5580
Olefins	10 % vol max	ASTM D6550
Distillation End Point	437[o]F (225 C) max	ASTM D86
Additives	None allowed

The above specifications parameters must be tested and reported on a Certificate of Analysis for each lot of product received and a copy must accompany each load. All rail cars must be sealed to ensure product quality. The Certification of Analysis results for natural gasoline denaturant shall be used to calculate benzene, aromatics and olefins content in the finished fuel grade ethanol for reporting on Certificates of Analysis for California delivery.

EXHIBIT F

Cargill Sales Contract Force Majeure Provision

Neither seller nor buyer shall be deemed in default of any terms or conditions of this contract for any delay in performance or for nonperformance if the delay or nonperformance is caused by (a) compliance with or changes in applicable law, bad weather, war, fire, civil commotion, acts of terrorism, riots, strikes, lockouts, labor disputes, acts of God, electrical shortage, or releases of hazardous materials, (b) the disruption, breakdown or unavailability of production, transportation or storage facilities, any machinery or equipment or other unusual or extraordinary breakdowns or the failure to obtain production, transportation or storage on reasonable terms, (c) the failure by any party with whom seller has contracted for the purchase of ethanol, or (d) any other cause, whether or not of the same class or kind described in (a) through (c) hereof, beyond the reasonable control of such party (each, a “Force Majeure Event”). In the event of a delay in performance or nonperformance, the delaying or non-performing party shall immediately notify the other party in writing specifying the cause of delay or nonperformance and the estimated time of performance.

If a Force Majeure Event occurs, then the delaying or non-performing party, without liability for failure to comply with the terms of this contract, may discontinue or curtail the amount of ethanol which it tenders or accepts; provided that delaying or non-performing party shall immediately give notice of that fact to the other party and shall likewise give a second notice upon elimination or cessation of the Force Majeure Event.

In the event that delay in performance or a nonperformance due to a Force Majeure Event continues or will continue for more than fifteen (15) consecutive days, the other party shall have the right to terminate this contract upon ten (10) days’ written notice to the delaying or non-performing party. If, because of a Force Majeure Event, there is a shortage of seller’s supply of ethanol sold hereunder such that seller is unable to meet its requirements for its own use and for the sale to customers of all kinds (including buyer), seller may allocate its supply in good faith according to its discretion. Under no circumstance shall seller be required to acquire ethanol to replace supplies that are unavailable due to a Force Majeure Event, and should seller acquire additional ethanol, seller shall not be required to allocate any such ethanol to buyer.